Room 4561

January 12, 2007

Mr. Clay Leighton
Executive Vice President and Chief Financial Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

> **Re:** **Sonic Solutions**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 14, 2006**
> **File No. 000-23190**

Dear Mr. Leighton:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. Management' Discussion and Analysis of Financial Condition and Results of Operations, page 39

Comparison of Fiscal Years Ended March 31, 2004, 2005, 2006, page 46

1. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in revenues,

Mr. Clay Leighton
Sonic Solutions
January 12, 2007
Page 2

marketing and sales expenses, and general and administrative expenses, but give
no indication of the relative impact of each factor. Please explain to us how you
considered Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 50

2.   We note that your discussion of cash flows from operating activities is essentially
a recitation of the reconciling items identified on the face of the statement of cash
flows. This does not appear to contribute substantively to an understanding of
your cash flows. Rather, it repeats items that are readily determinable from the
financial statements. When preparing the discussion and analysis of operating
cash flows, you should address material changes in the underlying drivers that
affect these cash flows. These disclosures should also include a discussion of the
underlying reasons for changes in working capital items that affect operating cash
flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC
Release 33-8350. In addition, please tell us why non-cash items such as
depreciation and amortization have an impact on cash flows.

Financial Statements

Note (1) Summary of Operations and Significant Accounting Policies, page 63

(e) Revenue Recognition, page 65

3.   You disclose that development agreements where the services are essential to the
functionality are recognized based on proportional performance in accordance
with SOP 81-1. Further, we note that you make reference to the "proportional
performance method" in connection with certain development arrangements.
Please clarify for us when you use the proportional performance method and
differentiate between arrangements that are subject to contract accounting and
those that are not. If the proportional performance method is used in connection
with SOP 81-1, refer to the guidance in the SOP that provides for its use.

4.   We note your disclosure on page 67 that you use the zero gross margin method
for development agreements where VSOE may not exist for certain undelivered
elements. Please refer to the authoritative guidance that supports your revenue
recognition policies for these arrangements. As part of your response,
differentiate between arrangements that are subject to contract accounting and
those that are not.

Item 9A. Controls and Procedures

b. Management's Report on Internal Control Over Financial Reporting, page 91

5.   We note that several adjustments were recorded prior to the filing of your annual report to correct errors that resulted from the existence of a material weakness. Please tell us more about these adjustments and refer to the authoritative guidance you relied upon when determining your accounting. Also, tell us why none of the adjustments related to prior periods and explain in detail why you believe the timing of each adjustment was appropriate. As part of your response, please provide quantification of the adjustments related to the acquired retail channel accruals.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief